April 10, 2020

Michael McCabe
Chief Executive Officer
Lucent, Inc.
622 Pine Avenue
Whitefish, Montana 59937

       Re: Lucent, Inc.
           Amendment No. 5 to Registration Statement on Form S-1
           Filed April 10, 2020
           File No. 333-232218

Dear Mr. McCabe:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2020 letter.

Amendment No. 5 to Registration Statement on Form S-1

Capitalization, page 3

1. We reviewed the revisions to your disclosure in response to comment 1. Total stockholders' deficit should be ($6,521) assuming the minimum number of shares
       are sold and $(4,521) assuming the maximum number of shares are sold. Accumulated deficit should be ($9,521) assuming the minimum and maximum number of shares are sold. Please revise.
Dilution, page 16

2. We reviewed the revisions to your disclosure in response to comment 2. The decrease in investment to new shareholders' assuming the minimum and maximum number of shares
 Michael McCabe
Lucent, Inc.
April 10, 2020
Page 2
      are sold should be computed by dividing shareholders' deficit by the number of shares outstanding after the offering. For example, the decrease in investment by new shareholders should be computed by dividing total stockholders' deficit ($6,521) by the number of outstanding shares (5,300,000) assuming the minimum number of shares are sold. Please revise. Also, the percentage dilution to new investors should be revised accordingly.
      You may contact Bill Thompson at 202-551-3344 or if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at
202-551-3797 or Jennifer L pez-Molina at 202-551-3792 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael McCabe
                                                           Division of
Corporation Finance
Comapany NameLucent, Inc.
                                                           Office of Trade &
Services
April 10, 2020 Page 2
cc:       Elaine Dowling, Esq.
FirstName LastName